

Jacob Lopata · 3rd
Entrepreneur | Advisor | Aviator
Greater Chicago Area · **Contact info**
500+ connections

xoca Xoca World

IIiT Massachusetts Institute of Technology

Experience

Founder & CEO
Xoca World
Feb 2017 – Present · 4 yrs 10 mos
Chicago, Illinois

Xoca is a new food tech company and brand bringing to market a line of unique, all-natural functional beverages made from the discarded and underappreciated parts of the Cacao Fruit. Using a patent pending process, Xoca is upcycling the juice of the Cacao Fruit in order to eliminate food waste and provide financial support to cacao farmers in Ecuador.

Xoca's naturally fermented, prebiotic sodas have been crafted with 100% upcycled Ecuadorian Cacao Fruit Juice and sparkling water to provide amazing taste with real benefits. With 2g of fiber per serving and gut healthy organic acids, Xoca provides support f ...see more

Consultant & Subject-Matter Expert (Space)
Horizon Innovation · Contract
Jul 2016 – Present · 5 yrs 5 mos

Horizon Innovation works with global leaders in both the private and public sectors to close the innovation gap, establish solid strategies, and build strong organizations and business cases.

...see more

Riyadh, Saudi Arabia (2017)   Riyadh, Saudi Arabia (2017)

Member, Department of Mechanical, Materials, and Aerospace Engineering External Advisory Board
Illinois Institute of Technology
Sep 2008 – Present · 13 yrs 3 mos
Chicago, Illinois

MMAE Advisory Board & Students

Director of Planning and Business Development
Effective Space Solutions
May 2016 – Jan 2017 · 9 mos
Tel Aviv Area, Israel

Effective Space Solutions is a privately funded, new space venture that will provide satellite operators with life-extension and other commercial in-orbit services using a fleet of small Space Drones incorporating a proprietary universal docking system.

Co-Founder & Director
Top Qork, Ltd.
Dec 2013 – Dec 2016 · 3 yrs 1 mo
Jerusalem, Israel

Top Qork is a new-start developing a hyper-local news app called Blockfeed that aims to be the town square for the digital age. Blockfeed features content from hundreds of the best sources in your city so that you can find all of your local news in one place - from the big daily newspapers to the diehard bloggers. Blockfeed geolocates every news story in the ...see more

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Education

Massachusetts Institute of Technology
MS, Aeronautics & Astronautics
1997 – 1998
Activities and Societies: Rugby Club Team, Autonomous Helicopter Project

Media (1)



MIT Graduate Thesis

 **Illinois Institute of Technology**
BS, Aerospace
1993 – 1996
Activities and Societies: Tau Beta Pi National Engineering Honor Society

Licenses & certifications

 **Flight Instructor - Airplane Single Engine; Instrument Airplane**
Federal Aviation Administration - FAA
Issued Dec 2019 · No Expiration Date

 **Airframe & Powerplant Mechanic**
Federal Aviation Administration - FAA
Issued Dec 2017 · No Expiration Date

 **Commercial Pilot - Airplane Single & Multi-Engine Land; Instrument Airplane**
Federal Aviation Administration - FAA
Issued Dec 2017 · No Expiration Date